As filed with the Securities and Exchange Commission on October 15, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cushman & Wakefield plc

(Exact Name of Registrant as Specified in Its Charter)

England and Wales	98-1193584
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

125 Old Broad Street

London, United Kingdom, EC2N 1AR

Telephone: +44 20 3296 3000

(Address of Principal Executive Offices) (Zip Code)

CUSHMAN & WAKEFIELD PLC EXECUTIVE DEFERRED COMPENSATION PLAN

(Full Title of the Plan)

Brett Soloway

Cushman & Wakefield

225 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 470-1800

(Name and address and telephone number, including area code, of agent for service)

Copies to:

Robert M. Hayward

Ana Sempertegui

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois

(312) 862-2000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares, $0.10 nominal value(1)(2)	400,000 shares	$17.07	$6,828,000(4)	$886.27
Deferred Compensation Obligations(3)	$7,000,000	100%	$7,000,000(5)	$908.60
Total				$1,794.87

(1)

Represents ordinary shares, nominal value $0.10 per share (the “Ordinary Shares”) of Cushman & Wakefield plc (the “Registrant”) issuable in connection with the future settlement of deferred compensation obligations in accordance with the terms of the Cushman & Wakefield plc Executive Deferred Compensation Plan (the “Plan”).

(2)

Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional Ordinary Shares that become issuable under the Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction affected without the receipt of consideration that increases the number of the Registrant’s outstanding Ordinary Shares.

(3)	The deferred compensation obligations are unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the Plan.
(4)

Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the Ordinary Shares of the Registrant as reported on the New York Stock Exchange on October 9, 2019, which was $17.07 per share.

(5)

Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act, based upon an estimate of the amount of compensation participants may defer under the Plan.

PART I

INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

The information specified in Items 1 and 2 of Part I of the Form S-8 is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act of 1933, as amended (the “Securities Act”), and the introductory note to Part I of the Form S-8. The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participants in the Cushman & Wakefield plc Executive Deferred Compensation Plan (the “Plan”) as required by Rule 428 under the Securities Act. Such documents are not being filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents, which previously have been filed by Cushman & Wakefield plc (the “Registrant”) with the Commission, are incorporated herein by reference and made a part hereof:

1.	The description of the Ordinary Shares contained in the Registrant’s Registration Statement on Form 8-A (File No. 001-38611), filed with the Commission on July 30, 2018;

2.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Commission on February  28, 2019, as amended by Amendment No. 1 to Form 10-K, filed with the Commission on April 30, 2019;

3.	The Registrant’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019, filed with the Commission on May 8, 2019 and August 2, 2019, respectively; and

4.	Each of the Registrant’s Current Reports on Form 8-K filed with the Commission since December 31, 2018, other than documents, or portions thereof, not deemed to be filed; and

All other reports and other documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, including any exhibits included with such information that are related to such items) after the date of this Registration Statement, but prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this Registration Statement from the date of the filing of such reports and documents; provided, however, that documents or information deemed to have been furnished and not filed in accordance with the rules of the Commission shall not be deemed incorporated by reference into this Registration Statement.

For purposes of this Registration Statement, any document or any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a subsequently filed document or a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such document or such statement in such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

The Plan is an unfunded plan and is intended to be a “top hat” plan for the purpose of providing deferred compensation to a select group of management or highly compensated employees within the meaning of the Employee Retirement Income Security Act of 1974. Under the Plan, select, highly-compensated senior executives of the Registrant or its designated subsidiaries have the opportunity to defer payment of a portion of their salary, bonus, commissions, and/or equity-based compensation. The amount to be deferred by each participant in the Plan is determined in accordance with the Plan based on elections by the participant. Amounts deferred by a participant under the Plan are credited to a bookkeeping account denominated in Ordinary Shares for the participant. Under the Plan, the obligations of the Registrant to pay any deferred amounts to participants constitute unsecured and unsubordinated indebtedness of the Registrant that ranks pari passu with other unsecured, unsubordinated indebtedness of the Registrant from time to time outstanding.

Amounts deferred under the Plan are payable on the earlier of (i) a participant’s separation from service from the Registrant or (ii) the specified date selected by the participant in their deferral election, which shall not be later than the 20th year following the year to which such election relates. The notional Ordinary Shares in a participant’s bookkeeping account will be settled in Ordinary Shares either in a lump sum or in equal annual installments over a five or 10 year period. If a change in control (as defined in the Plan) occurs, all amounts deferred by a participant under the Plan will be distributed in a lump sum no later than five days following the change in control unless such distribution would violate Section 409A of the Internal Revenue Code of 1986, as amended. All distributions with respect to deferred restricted stock units will be distributed pursuant to, and count against the number of shares reserved for issuance under the Cushman & Wakefield plc 2018 Omnibus Management Share and Cash Incentive Plan or other plan governing such restricted stock units. Distributions with respect to accumulated dividends will be settled in cash unless the Compensation Committee of the Board of Directors of the Registrant determines otherwise.

Amounts deferred under the Plan are not subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge the same will be void. The Registrant is entitled to recoup compensation of whatever kind paid under the Plan to the extent permitted or required by applicable law, the policy of the Registrant and/or requirements of an exchange on which the Ordinary Shares are listed for trading.

The Plan administrator may amend, modify or terminate the Plan at any time, except that no amendment, modification or termination shall reduce the account balance of a participant or accelerate the timing of payments due under the Plan. The Plan will remain in effect until it is terminated. Further amounts of deferred compensation obligations and Ordinary Shares may be registered and issued as new or existing participants of the Plan elect to defer portions of their compensation in subsequent years.

Item 5. Interests of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

The Registrant’s articles of association provide that, subject to the U.K. Companies Act 2006, the Registrant shall indemnify, out of its assets, any director of the Registrant or any associated company against all losses, liabilities and expenditures which he or she may sustain or incur in the execution of the duties of his or her office or otherwise in relation thereto.

The relevant provisions under the U.K. Companies Act 2006 are Sections 205, 206, 232, 233, 234, 235, 236, 237, 238 and 1157.

Section 205 provides that a company can provide a director with the funds to meet expenditures incurred or to be incurred in defending any criminal or civil proceedings or in connection with any application under sections 661(3) and 661(4) (acquisition of shares by innocent nominee) or section 1157 (described below). Such financial assistance must be repaid if the director is convicted, judgment is found against such director or the court refuses to grant the relief on the application.

Section 206 provides that a company can provide a director with the funds to meet expenditures incurred or to be incurred by him or her in defending in an investigation by a regulatory authority, or against action proposed to be taken by a regulatory authority, in connection with any alleged negligence, default, breach of duty or breach of trust by him or her in relation to the company or an associated company.

Section 232 provides that any provision to exempt to any extent a director from liability from negligence, default, breach of duty or trust by him or her in relation to the company is void. Any provision by which a company directly or indirectly provides (to any extent) an indemnity for a director of the company or an associated company against any such liability is also void unless it is a qualifying third party indemnity provision.

Section 233 permits liability insurance, commonly known as directors’ and officers’ liability insurance, purchased and maintained by a company against liability for negligence, default, breach of duty or breach of trust in relation to the company.

Pursuant to Section 234, an indemnity is a qualifying third party indemnity as long as it does not provide: (i) any indemnity against any liability incurred by the director to the company or to any associated company; (ii) any indemnity against any liability incurred by the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature; and (iii) any indemnity against any liability incurred by the director in defending criminal proceedings in which he or she is convicted, civil proceedings brought by the company or an associated company in which judgment is given against such director or where the court refuses to grant such director relief under an application under sections 661(3) and 661(4) (acquisition of shares by innocent nominee) or its power under section 1157 (described below).

Section 235 allows a company to provide an indemnity to a director if the company is a trustee of an occupational pension scheme, with such indemnity to protect against liability incurred in connection with the company’s activities as trustee of the scheme.

Any indemnity provided under Section 234 or Section 235 in force for the benefit of one or more directors of the company or an associated company must be disclosed in the directors’ annual report in accordance with Section 236 and copies of such indemnification provisions made available for inspection in accordance with Section 237 (and every shareholder has a right to inspect and request such copies under Section 238).

Section 1157 provides that in proceedings against an officer of a company for negligence, default, breach of duty or breach of trust, the court may relieve such officer from liability if it appears to the court that such officer may be liable but acted honestly and reasonably and that having regard to all the circumstances of the case, such officer ought fairly to be excused. Further, an officer who has reason to apprehend that a claim of negligence, default, breach of duty or breach of trust will or might be made against him or her, such officer may apply to the court for relief, and the court will have the same power to relieve such officer as it would if the proceedings had actually been brought.

A court has wide discretion in granting relief, and may authorize civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs. Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

The Registrant has entered into deeds of indemnification with each of its directors and executive officers. Pursuant to these agreements, the Registrant has agreed to indemnify these individuals to the fullest extent permissible under English law against liabilities arising out of, or in connection with, the actual or purported exercise of, or failure to exercise, any of his or her powers, duties or responsibilities as a director or officer, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Registrant has also agreed to use all reasonable endeavors to provide and maintain appropriate directors’ and officers’ liability insurance (including ensuring that premiums are properly paid) for their benefit for so long as any claims may lawfully be brought against them.

The Registrant has obtained and expects to continue to maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the Registrant would have the power to indemnify such person against such liability under the provisions of English law.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are filed with or incorporated by reference into this Registration Statement:

Exhibit Number	Description	Method of Filing
3.1	Articles of Association of the Registrant	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1/A filed on July 23, 2018.

4.1	Form of Ordinary Shares Certificate	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A filed on July 25, 2018.

5.1	Opinion of Kirkland & Ellis International LLP with respect to the validity of the ordinary shares	Filed herewith.

5.2	Opinion of Kirkland & Ellis LLP with respect to the validity of the deferred compensation obligations	Filed herewith.

10.1	Cushman & Wakefield plc Executive Deferred Compensation Plan	Filed herewith.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm	Filed herewith.

23.2	Consent of Kirkland & Ellis International LLP	Included in Exhibit 5.1.

23.3	Consent of Kirkland & Ellis LLP	Included in Exhibit 5.2.

24.1	Powers of Attorney	Included on signature page.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of the employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 15, 2019.

CUSHMAN & WAKEFIELD plc

By:	/s/ Brett White

Name:	Brett White
Title:	Director, Executive Chairman and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each officer and director of Cushman & Wakefield plc whose signature appears below constitutes and appoints Brett White and Duncan Palmer, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Brett White Brett White	Director, Executive Chairman and Chief Executive Officer (Principal Executive Officer and Authorized Representative in the United States)	October 15, 2019

/s/ Duncan Palmer Duncan Palmer	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 15, 2019

/s/ Qi Chen Qi Chen	Director	October 15, 2019

/s/ Jonathan Coslet Jonathan Coslet	Director	October 15, 2019

/s/ Timothy Dattels Timothy Dattels	Director	October 15, 2019

/s/ Richard A. McGinn Richard A. McGinn	Director	October 15, 2019

/s/ Michelle MacKay Michelle MacKay	Director	October 15, 2019

/s/ Jodie McLean Jodie McLean	Director	October 15, 2019

/s/ Lincoln Pan Lincoln Pan	Director	October 15, 2019

/s/ Rajeev Ruparelia Rajeev Ruparelia	Director	October 15, 2019

/s/ Billie Williamson Billie Williamson	Director	October 15, 2019